Exhibit 99.1

Lone Star Value Calls For Review Of Strategic Alternatives At Callon Petroleum

Urges the Board to Avoid Issuing Additional Securities or Acquiring Assets Outside the Permian

Highlights a Superior Strategic Plan to Maximize Shareholder Value

NEW YORK, Jan. 6, 2014 -- Lone Star Value Management, LLC (together with its affiliates and director nominees, “Lone Star Value,” “we” or “our”) is a significant shareholder in Callon Petroleum Company (“CPE”, “Callon” or the “Company”) (NYSE: CPE) with ownership of 6.4% of CPE.  Lone Star Value urges the board of directors of CPE (the “Board”) to refrain from any further dilution of shareholder value through capital markets issuances, cease all acquisition activity outside the Permian Basin and immediately commence a process to explore and evaluate all strategic alternatives available to CPE, including a sale of the Company, with a goal of maximizing shareholder value.

CPE trades at a material discount to its Permian Basin peers and its stock has underperformed these peers.

Company	2014 EV/EBITDA	2014 Price/Cash Flow	Current Price/Book Value	2013 Stock Price Performance
ATHL(1)	7.7x	8.1x	4.1x	51%
CXO	7.3	6.2	3.0	34%
FANG	7.6	7.3	2.8	177%
LPI	8.0	7.8	3.1	53%
PXD	9.9	9.9	3.2	73%
Average	8.2x	7.8x	3.0x	84%
CPE	4.6x	3.7x	0.9x	39%
Implied CPE Stock Price at Peer Multiple Average:	$14.50	$13.50	$20.50

Source: Bloomberg

(1) IPO on 8/1/2013

The Company also trades at a material discount to our assessment of its Net Asset Value (NAV).

	Low End Per Share	High End Per Share
Proved Reserves at YE2013	$9.00	$13.00
Undeveloped Acreage: South & Central Permian	5.00	7.50
Undeveloped Acreage: North Permian	0.00	1.00
Net Debt & Preferred Stock	(3.40)	(3.40)
Dilution from Management Stock Options	(0.63)	(0.63)
Net Asset Value	$10	$17.50

CPE stock has materially underperformed its E&P peer group and the S&P 500 over the long term.

Price Indexed to 12/31/07	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2012	2013
Callon Petroleum	100	15.8	9.1	36.0	30.2	28.6	39.7
S&P E&P Index	100	61.5	75.9	85.6	85.6	97.1	125.9
S&P 500 Index	100	65.0	91.6	99.4	92.4	94.3	118.5

CPE trades at a material discount to its Permian Basin peers and our assessment of its NAV.  In addition, CPE’s stock has significantly underperformed over the short- and long-term.  We believe Callon’s current valuation discount and its poor historical stock price performance result from the Company’s poor operating and financial track record, its high cost of capital, and the threat of further shareholder dilution.  Callon made a step in the right direction with its strategic decision in 2009 to exit the Gulf of Mexico and enter the Permian Basin.   However, Lone Star Value is concerned that CPE’s true long-term strategy is to grow its asset base (likely at a high cost) rather than enhance shareholder value. We firmly believe that CPE’s stock will continue to trade at a sizeable discount to its peers and its NAV as long as the current Board and management team remain in place. Callon has a long history of destroying shareholder value by overinvesting at the peak of the cycle and continually issuing equity.  Over the last 10 years, CPE has spent $1.1 billion in capex (often ill-timed -- ramping up at the peak of the cycle and dramatically cutting back at the trough) and has increased its share count by 190%.  And what has been the result of all this investment and capital raising?  Today, Callon has a stock market value of $250 million and its stock price trades below its book value per share despite owning assets in the hottest oil & gas basin in North America.  Despite being a Permian Basin pure play, Callon’s future could be as bleak as its past if the incumbent management and Board remain unchanged.  Callon is close to a point where it has done all it can do in the Permian Basin and if its past record is any indication of the future, we would expect the Company to issue more high-cost debt and equity and start making acquisitions outside the Permian Basin -- a strategy Callon has pursued poorly in the past and a strategy it is ill-positioned to execute.

Callon is a weak operator, severely impeded by its lack of scale and its high cost of capital.  Due to its liquidity constraints, CPE had only one horizontal rig drilling in the Permian Basin throughout most of 2013.  Inexplicably, early in 2013 CPE sent that one and only horizontal rig away from its high potential South Permian acreage (Upton and Reagan counties in Texas) to drill two wells in its North Permian acreage (Borden and Lynn counties).  Unfortunately, both North Permian wells were unsuccessful even as the Company’s larger peer, SM Energy, drilled seven successful wells just a few miles away.  Callon’s two dry holes are one reason its stock price declined 30% the first six months of 2013.  We believe Callon lacks the technical and operational expertise to fully capitalize on its asset base and its assets would be more valuable if owned by a larger company with a more capable technical and management team and a lower cost of capital.

Recent indications, both privately communicated to us and laid out in several recent sell-side research reports, have given us reason to believe that CPE’s leadership is considering further dilutive and expensive capital raising through a high-yield bond offering and/or an equity or equity-linked offering – this at a time when CPE’s stock is deeply undervalued.  Why else would the Company schedule a special shareholder meeting for January 15th to increase its authorized shares from 60 million to 110 million only a few months before its regular annual shareholder meeting?  This is not the time to further dilute shareholder value through large capital markets issuances.  Instead, this is the time to seriously reevaluate the Company’s strategic direction and explore all avenues to maximize shareholder value.  We call on the Board and management of CPE to refrain from any and all capital raising activities until the shareholders of CPE have had an opportunity to vote on the strategic direction of the Company and the composition of the Board membership at the upcoming annual meeting.

Lone Star Value has a better plan.

First, Callon should avoid making any acquisitions outside the Permian Basin.  The Company’s high cost of capital, poor operating expertise and small size create a competitive disadvantage in making any such acquisition.  Management has indicated ambitions of acquiring assets in basins where CPE has no current presence, such as the Delaware basin, and it has attempted to justify such acquisitions as an offset for the lost production and reserves from the sale of CPE’s assets in the Gulf of Mexico.  In our view, this rationale is based more on a desire to grow the asset base than on growing value per share.  The only acquisitions that should be considered are small tuck-in acreage additions in the Permian Basin to provide the Company enough acreage to drill full length horizontal wells and create a larger, more contiguous acreage position in order to enhance Callon’s attractiveness to a strategic buyer.

Second, Callon should only use low-cost bank debt to fund its growth.  Based on its expected year end 2013 reserve base, we believe CPE could obtain up to $400 million in asset-based financing from a bank at a low interest rate of 4.0-4.5%.  Issuing high-coupon debt or worse, equity or equity-linked securities, as Callon appears to be contemplating, would reduce the price a potential buyer would pay to acquire Callon.  Any potential acquirers of CPE are larger companies with very low costs of capital who would pay less for the Company if forced to assume the obligation of high-coupon debt.  Using only bank debt going forward would lower Callon’s average interest cost and maximize its value to a strategic buyer. Callon should also immediately redeem all remaining 13% Senior Notes.

Third, and most important, Callon should immediately commence a robust review and evaluation of all strategic opportunities to maximize shareholder value, including the sale of the Company.  The Board and management have heralded they are “fully committed” to creating value for all Callon shareholders.  If this is truly the case, a sale of the Company should be an option on the table and given serious consideration.

In our view, there is a tremendous upside potential in a properly structured and well thought-out transaction to sell the Company.  The Board and management of CPE, however, appear far more interested in perpetuating their positions and the family franchise than in seriously considering a sale of the Company even if it could provide dramatic upside for shareholders.  Since our 13D filing on October 17, 2013, we have been contacted, directly or through intermediaries, by five potential acquirers expressing a preliminary indication of interest in CPE -- three are public companies much larger than Callon and two are very large private companies.  We have reason to believe that past overtures from potential buyers have been rebuffed by Callon’s CEO, Fred Callon, without being seriously considered.  We are deeply concerned that Callon’s current management team and Board will not translate the significant strategic interest in CPE into a value-maximizing transaction for its shareholders without outside intervention.

This concern and Callon management’s refusal to act on our suggestions have reinforced our conviction that shareholder intervention is needed to protect the best interests of all shareholders.  To that end, Lone Star Value recently announced the nomination of two independent, highly-qualified candidates committed to enhancing shareholder value.  We believe our nominees, Jeffrey E. Eberwein and Matthew Regis Bob, if elected to the Board, would improve oversight of management and design a plan to maximize shareholder value, including through strategic avenues the incumbent directors have shown reluctance to consider.  CPE shareholders deserve Board members who will examine all options, own significant amounts of stock and have a true commitment to shareholder rights and shareholder value.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Lone Star Value, together with the participants named herein, intend to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of their slate of two highly-qualified director nominees at the 2014 annual meeting of stockholders of Callon Petroleum Company, a Delaware corporation (the “Company”).

LONE STAR VALUE STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.  REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are Lone Star Value Investors, LP (“Lone Star Value Investors”), Lone Star Value Co-Invest I, LP (“Lone Star Value Co-Invest”), Lone Star Value Investors GP, LLC (“Lone Star Value GP”), Lone Star Value Management, LLC (“Lone Star Value Management”), Jeffrey E. Eberwein and Matthew Regis Bob (collectively, the “Participants”).

As of the date of this filing, Lone Star Value Investors beneficially owned 1,050,000 shares of Common Stock. As of the date of this filing, Lone Star Value Co-Invest beneficially owned 1,480,000 shares of Common Stock.  Lone Star Value GP, as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the aggregate of 2,530,000 shares of Common Stock beneficially owned by Lone Star Value Investors and Lone Star Value Co-Invest. Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 1,025,000 shares of Common Stock beneficially owned by Lone Star Value Investors. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the aggregate of 2,530,000 shares of Common Stock beneficially owned by Lone Star Value Investors and Lone Star Value Co-Invest in addition to 100,000 shares of Common Stock, which are held in his IRA Account.  As of the date of this filing, Mr. Bob did not beneficially own any shares of Common Stock.

About Lone Star Value Management:

Lone Star Value Management is an investment firm that invests in undervalued securities and engages with its portfolio companies in a constructive way to help maximize value for all shareholders.

Investor Contacts:

John Glenn Grau
InvestorCom, Inc.
(203) 972-9300 ext. 11

Jeffrey E. Eberwein
203-542-7020
je@lonestarvm.com